Condensed Consolidated Interim Financial Statements

For the three and six months ended February 28, 2015
(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 21

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	February 28,	August 31,
	2015	2014

Assets

Current Assets
Cash and cash equivalents	$4,955,100	$6,017,598
Other receivables	295,108	416,923
Prepaid expenses and deposits	642,286	958,957

	5,892,494	7,393,478

Non-Current Assets
Exploration and evaluation assets (note 5)	7,825,768	7,139,990
Property, plant and equipment (note 6)	103,400,754	102,303,899

	111,226,522	109,443,889

	$117,119,016	$116,837,367

Liabilities

Current Liabilities
Accounts payable	$327,124	$1,099,413
Accrued liabilities	519,463	686,332
Deferred flow-through share premium (note 8)	385,468	-
Warrants denominated in foreign currency (note 7)	1,075,891	1,720,622
	2,307,946	3,506,367

Non-Current Liabilities
Site closure and reclamation provisions	236,600	236,600

	2,544,546	3,742,967

Shareholders’ Equity

Share Capital (note 8)	161,617,879	158,553,485
Reserve for Warrants (note 8)	3,863,018	3,863,018
Reserve for Share Based Payments (note 8)	15,855,365	15,270,866
Reserve for Brokers’ Compensation Warrants (note 8)	156,194	123,576
Accumulated Deficit	(66,917,986)	(64,716,545)

	114,574,470	113,094,400

	$117,119,016	$116,837,367

Approved on behalf of the Board

                  “Donald S. Bubar”               , Director

                  “Brian MacEachen”            , Director

Avalon Rare Metals Inc.	Page 1
Unaudited Financial Statements
For the three and six months ended February 28, 2015

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended		Six Months Ended
	February 28,	February 28,	February 28,	February 28,
	2015	2014	2015	2014

Revenue

Interest	$15,152	$22,581	$30,567	$50,574

Expenses

Corporate and administrative	972,143	1,419,768	2,214,642	3,111,279
Impairment loss on exploration and evaluation assets (note 5)	4,031	3,800	6,406	25,109
Write-off of land acquisition option payments (note 9)	-	-	212,960	175,104
General exploration	8,938	1,702	26,482	5,618
Depreciation	12,637	41,421	25,273	84,841
Share based compensation (note 8d)	192,869	364,708	475,957	700,042
Foreign exchange loss (gain)	(11,458)	4,506	(21,360)	11,718
Increase (Decrease) in fair value of warrants denominated in foreign currency (note 7)	482,182	-	(644,731)	-

	1,661,342	1,835,905	2,295,629	4,113,711

Net Loss before Income Taxes	(1,646,190)	(1,813,324)	(2,265,062)	(4,063,137)

Deferred Income Tax Recoveries (note 8)	63,621	-	63,621	-

Net Loss and Total Comprehensive Loss for the period	$(1,582,569)	$(1,813,324)	$(2,201,441)	$(4,063,137)

Loss per Share - Basic and Diluted	$(0.01)	(0.02)	$(0.02)	$(0.04)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	137,678,014	110,226,058	132,142,387	107,314,180

Avalon Rare Metals Inc.	Page 2
Unaudited Financial Statements
For the three and six months ended February 28, 2015

.
Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital			Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2013	103,796,986	149,379,724	3,661,080	14,912,475	-	(58,985,964)	108,967,315
Equity offerings	7,187,320	4,994,024	-	-	-	-	4,994,024
Issue for other considerations	10,000	6,371	-	-	-	-	6,371
Share based compensation	-	-	-	776,663	-	-	776,663
Share issuance costs - cash	-	(310,426)	-	-	-	-	(310,426)
Share issuance costs – common shares issued	-	(678,070)	-	-	-	-	(678,070)
Net loss for the six month period	-	-	-	-	-	(4,063,137)	(4,063,137)

Balance at February 28, 2014	110,994,306	153,391,623	3,661,080	15,689,138	-	(63,049,101)	109,692,740
Equity offerings	14,999,380	5,157,681	203,912	-	-	-	5,361,593
Issued for other considerations	-	-	2,849	-	-	-	2,849
Exercise of options	350,000	252,500	-	-	-	-	252,500
Reserve transferred on exercise of options	-	190,981	-	(190,981)	-	-	-
Compensation warrants issued on equity offerings	-	-	-	-	123,576	-	123,576
Share based compensation	-	-	-	(227,291)	-	-	(227,291)
Share issuance costs – cash	-	(372,116)	(4,823)	-	-	-	(376,939)
Share issuance costs – common shares issued	-	(6,404)	-	-	-	-	(6,404)
Share issuance costs – compensation warrants issued	-	(60,780)	-	-	-	-	(60,780)
Net loss for the six month period	-	-	-	-	-	(1,667,444)	(1,667,444)

Balance at August 31, 2014	126,343,686	158,553,485	3,863,018	15,270,866	123,576	(64,716,545)	113,094,400
Equity offerings	14,844,287	3,435,618	-	-	-	-	3,435,618
Compensation warrants issued on equity offerings	-	-	-	-	32,618	-	32,618
Share based compensation	-	-	-	584,499	-	-	584,499
Share issuance costs - cash	-	(338,606)	-	-	-	-	(338,606)
Share issuance costs – compensation warrants issued	-	(32,618)	-	-	-	-	(32,618)
Net loss for the six month period	-	-	-	-	-	(2,201,441)	(2,201,441)

Balance at February 28, 2015	141,187,973	$161,617,879	$3,863,018	$15,855,365	$156,194	$(66,917,986)	$114,574,470

Avalon Rare Metals Inc.	Page 3
Unaudited Financial Statements
For the three and six months ended February 28, 2015

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	February 28,	February 28,	February 28,	February 28,
	2015	2014	2015	2014
Operating Activities
Cash paid to employees	$(491,499)	$(788,416)	$(1,048,725)	$(1,409,835)
Cash paid to suppliers	(598,889)	(688,100)	(1,111,215)	(1,648,933)
Interest received	14,167	21,596	28,586	48,593

Cash Used by Operating Activities	(1,076,221)	(1,454,920)	(2,131,354)	(3,010,175)

Financing Activities
Share capital – equity offerings	3,304,430	375,211	3,583,364	3,751,694

Cash Provided by Financing Activities	3,304,430	375,211	3,583,364	3,751,694

Investing Activities
Exploration and evaluation assets	(325,681)	(167,751)	(894,893)	(734,792)
Property, plant and equipment	(381,539)	(1,815,501)	(1,640,975)	(4,817,830)

Cash Used by Investing Activities	(707,220)	(1,983,252)	(2,535,868)	(5,552,622)

Change in Cash and Cash Equivalents	1,520,989	(3,062,961)	(1,083,858)	(4,811,103)

Foreign Exchange Effect on Cash	11,458	(11,718)	21,360	(11,718)

Cash and Cash Equivalents – beginning of period	3,422,653	8,565,656	6,017,598	10,313,798

Cash and Cash Equivalents – end of period	$4,955,100	$5,490,977	$4,955,100	$5,490,977

Supplemental Cash Flow Information (note 12)

Avalon Rare Metals Inc.	Page 4
Unaudited Financial Statements
For the three and six months ended February 28, 2015

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

1.	Nature of Operations

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. The realization of amounts shown for its exploration and evaluation assets and its development asset - Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located principally in Canada.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and, as is common with many exploration and development companies, raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $2,201,441 for the six months ended February 28, 2015 (the “Period”) and an accumulated deficit of $66,917,986 as at February 28, 2015.

The Company’s cash and cash equivalents balance at February 28, 2015 is $4,955,100 and working capital is $5,045,907 (calculated by adding back the deferred flow-through share premium of $385,468 and the liability for warrants denominated in foreign currency of $1,075,891 to the net current assets of $3,584,548). Management intends to finance operating expenditures over the next twelve months with funds currently on hand and/or through equity financing. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists a material uncertainty as to the Company’s ability to raise additional funds on favorable terms. As at February 28, 2015, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $2,081,528 by December 31, 2015, which is the remaining balance of the required expenditures resulting from the flow-through private placement completed in December, 2014. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on April 10, 2015.

2.	Basis of Presentation

a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

Avalon Rare Metals Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

2.	Basis of Presentation (continued)

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2014.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2014.

b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMP was dissolved on February 11, 2015. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Summary of Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2014, as described in Note 3 of those financial statements, with the exception of the impact of certain amendments to accounting standards or new interpretations issued by the IASB, which are applicable for annual periods beginning on or after January 1, 2014.

The Company adopted the following new standards in preparing these condensed consolidated interim financial statements:

a)	IAS 32, Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IAS 32 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

b)	IAS 36, Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IAS 36 did not have an material impact on the Company's condensed consolidated interim results of operations, financial position and disclosures

c)	IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments to IFRIC 21 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Avalon Rare Metals Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	February 28,
	2014	Expenditures	Loss	2015
For the Period
Separation Rapids Lithium-Tantalum Project (a)	$5,089,720	$232,423	$-	$5,322,143
East Kemptville Tin-Indium Project (b)	1,857,161	451,395	-	2,308,556
Miramichi Tin Project (c)	178,109	1,960	-	180,069
Warren Township Anorthosite Project (d)	-	6,406	(6,406)	-
Other (g)	15,000	-	-	15,000

	$7,139,990	$692,184	$(6,406)	$7,825,768

	September 1,		Impairment	August 31,
	2013	Expenditures	Loss	2014
For the year ended August 31, 2014
Separation Rapids Lithium-Tantalum Project (a)	4,582,324	507,396	-	5,089,720
East Kemptville Tin-Indium Project (b)	1,416,242	440,919	-	1,857,161
Miramichi Tin Project (c)	175,021	3,088	-	178,109
Warren Township Anorthosite Project (d)	-	6,802	(6,802)	-
Spor Mountain Rare Metals Project (e)	-	19,246	(19,246)	-
Apex Rare Metals Project (f)	125,246	31,115	(156,361)	-
Other (g)	-	15,000	-	15,000

	$6,298,833	$1,023,566	$(182,409)	$7,139,990

Avalon Rare Metals Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

5.	Exploration and Evaluation Assets (continued)

a)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario.

b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

On December 11, 2012, the Province of Nova Scotia granted the Company a new special licence (the “2012 Licence”) and the Company was required to incur additional exploration expenditures of $1,500,000 by the Special Licence expiry date November 1, 2014 (of which $632,050 had been incurred during the term of the 2012 Licence). In September 2014, the Company submitted an application for a new Special Licence reflecting the entire original mine site. Subsequent to the Quarter, by Order in Council, the Government of Nova Scotia approved this application. The current Special Licence has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures over the three years including $750,000 in the first year.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the Special Licence.

c)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

d)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering the these claims.

No substantial work has been carried out on the Warren Township project during the last four years and no work was planned or budgeted for fiscal 2015. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at February 28, 2015 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at February 28, 2015 to continue to be $nil, and accordingly the expenditures of $6,406 incurred during the Period have been written off as an impairment loss.

Avalon Rare Metals Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

5.	Exploration and Evaluation Assets (continued)

e)	Spor Mountain Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company reduced the number of claims significantly at the end of August 2013. No additional work program was planned or budgeted for fiscal 2014. The Company estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2013 to be $nil and accordingly, the costs incurred to that date on this project of $1,494,508 had been written off as an impairment loss during the year ended August 31, 2013. On August 31, 2014, the Company abandoned the remaining claims of this project, and accordingly the expenditures of $19,246 incurred during the year ended August 31, 2014 had been written off as an impairment loss.

f)	Apex Rare Metals Project, Utah

The Company owned a 100% interest in certain claims located in Washington County, Utah, USA, which were staked by the Company during the year ended August 31, 2011. On August 31, 2014, the Company abandoned these claims, and accordingly the expenditures incurred to August 31, 2014 of $156,361 had been written off as an impairment loss.

g)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Exploration	Leasehold
	(a)	Airstrip	Equipment	Equipment	Improvement	Total
Cost
As at September 1, 2013	$92,969,193	$646,860	$325,242	$671,583	$98,796	$94,711,674
Additions	8,537,809	-	18,372	-	-	8,556,181
Disposals	-	-	(12,955)	-	-	(12,955)

As at August 31, 2014	101,507,002	646,860	330,659	671,583	98,796	103,254,900
Additions	1,160,644	-	-	-	-	1,160,644

As at February 28, 2015	$102,667,646	$646,860	$330,659	$671,583	$98,796	$104,415,544

Accumulated Depreciation
As at September 1, 2013	$-	$132,098	$174,800	$441,850	$47,528	$796,276
Depreciation expense	-	31,292	51,693	68,920	15,775	167,680
Disposals	-	-	(12,955)	-	-	(12,955)

As at August 31, 2014	-	163,390	213,538	510,770	63,303	951,001
Depreciation expense	-	14,394	17,385	24,122	7,888	63,789

As at February 28, 2015	$-	$177,784	$230,923	$534,892	$71,191	$1,014,790

Net Book Value
As at August 31, 2014	$101,507,002	$483,470	$117,121	$160,813	$35,493	$102,303,899
As at February 28, 2015	$102,667,646	$469,076	$99,736	$136,691	$27,605	$103,400,754

Avalon Rare Metals Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

6.	Property, Plant and Equipment (continued)

a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.4 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

In conjunction with the Accommodation Agreement, the Company had issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. As at February 28, 2015, the Company has issued 30,000 warrants with a weighted average exercise price of $0.91 per share to the DKFN and these warrants have a weighted average remaining contract life of 3.4 years. The remaining 20,000 warrants will be issued in two installments of 10,000 warrants per year over the next two years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants, and will be subject to statutory restrictions on resale.

7.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount

Balance – September 1, 2013	-	$-
Issued pursuant to prospectus offering	6,466,513	2,200,946
Increase (Decrease) in fair value	-	(480,324)

Balance – August 31, 2014	6,466,513	1,720,622
Increase (Decrease) in fair value	-	(644,731)

Balance – February 28, 2015	6,466,513	$1,075,891

Avalon Rare Metals Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

7.	Warrants Denominated in Foreign Currency (continued)

These warrants are denominated in US$ and each warrant is exercisable into a common share of the Company at the original exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021 (“US$ Warrant”) and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at February 28, 2015 is US$0.5454.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of these warrants had been classified as a financial liability at fair value through profit or loss and recorded at fair value at the time of issuance, and are re-measured at each financial statement reporting date. The fair value of these warrants has been re-measured as at February 28, 2015 using the Black-Scholes pricing model with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.97%; expected life of 6.3 years; and expected volatility of 65%, and the resulting change in value has been recorded as decrease in fair value of warrants denominated in foreign currency in the statement of comprehensive loss.

8.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding

	Number	Amount

Balance – September 1, 2013	103,796,986	$149,379,724
Issued pursuant to:
equity offerings	22,186,700	10,267,476
other arrangement	10,000	6,371
exercise of options	350,000	443,481
Issuance costs – common shares issued	-	(684,474)
Issuance costs – compensation warrants issued	-	(60,780)
Other issuance costs - cash	-	(682,542)
Price premium of flow-through shares issued	-	(115,771)

Balance – August 31, 2014	126,343,686	158,553,485
Issued pursuant to:
equity offerings (i) (ii)	14,844,287	3,884,707
Issuance costs - cash	-	(338,606)
Issuance costs – compensation warrants issued	-	(32,618)
Price premium of flow-through shares issued	-	(449,089)

Balance – February 28, 2015	141,187,973	$161,617,879

i)

In September 2013, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

Avalon Rare Metals Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

8.	Share Capital (continued)

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”). The Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Pursuant to the Sales Agreement, as at August 31, 2014, the Company had issued 2,860,389 common shares for gross proceeds of $2,166,337 (US$2,001,401) and paid cash commissions totaling $64,990 (US$60,042). During the year ended August 31, 2014, the Company had also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $399,032, of which $162,568 had been recognized as share issuance costs as at August 31, 2014, and the balance of $236,464 has been recorded as prepaid transaction costs. These costs will be charged as share issuance costs against future proceeds raised on a pro rata basis as the balance of the US$6,098,599 in additional common shares are sold and issued under the First Supplement.

During the Period, the Company has issued 5,862,506 common shares for gross proceeds of $1,459,626 (US$1,256,353) pursuant to the Sales Agreement and paid cash commissions totaling $43,789 (US$37,691). The Company has also incurred other ongoing issuance costs of $79,945 and has recognized a pro rata share of the prepaid transaction costs of $48,713 as share issuance costs. As at February 28, 2015, the balance of the prepaid transaction costs is $187,751.

ii)

On December 19, 2014, the Company completed a private placement (the “Private Placement”) and issued 8,981,781 flow-through common shares (“Flow-Through Shares”) at $0.27 per share for gross proceeds of $2,425,081, of which 185,000 Flow-Through Shares were issued to Mr. Donald Bubar, who is a director and the President and CEO of the Company.

In connection with the Private Placement, the Company paid finders’ fees of $142,508, incurred other issuance costs of $23,652 and issued 527,806 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.27 per share from June 20, 2015 to December 19, 2016. The estimated fair value of the compensation warrants totaled $32,618. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.01%; expected life of 2.0 years; and expected volatility of 62%.

The excess of the cash consideration received over the market price of the Company’s shares at the date the flow-through announcement of the flow-through share financing totaling $449,089 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 19, 2014.

During the quarter ended February 28, 2015, the Company renounced CEE of $2,425,081 to the subscribers of the Flow-Through Shares with the effective date of December 31, 2014.

As at February 28, 2015, the Company has incurred CEE of $343,553 related to the Private Placement and the balance of $2,081,528 is to be incurred by December 31, 2015. Accordingly, the Company has recognized a pro rata amount of the flow-through share premium of $63,621 through the consolidated statement of comprehensive loss as a deferred income tax recovery with a corresponding reduction to the deferred flow-through share premium liability.

Avalon Rare Metals Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

8.	Share Capital (continued)

iii)

In November 2013, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of $2,954,000 (US$2,800,000) (the "Initial Purchase") plus additional purchases totaling 600,000 common shares for additional proceeds of $370,403 (US$337,060). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 96,049 common shares have been issued as at February 28, 2015).

The Company has the right, in its sole discretion, to sell up to an additional US$26,862,940 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on the Company's future financing activities, but the closing price of the common share on the NYSE MKT must not be less than US$0.50 on the purchase date. The Company may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, in any direct or indirect short selling or hedging of the common shares.

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

The Company did not issue any common shares under the Purchase Agreement during the Period.

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2013	20,000		$1.12
Issued pursuant equity offerings	1,222,500		0.60
Issued pursuant to Accommodation Agreement	10,000		0.49

Balance – August 31, 2014 and February 28, 2015	1,252,500	(1)	$0.61

(1)Does not include the 6,466,513 US$ Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 2.4 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

Avalon Rare Metals Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

8.	Share Capital (continued)

As disclosed in Note 7, the Company also has 6,466,513 US$ Warrants outstanding as at February 28, 2015. The adjusted exercise price per share is US$0.5454 as at February 28, 2015. The US$ Warrants are exercisable until June 13, 2021.

The Company is also required to issue the following warrants:

i)

as disclosed in Note 6(a), issue 20,000 warrants to the DKFN in two installments of 10,000 warrants per year over the next two years on the anniversary of the effective date of the Accommodation Agreement (July 31); and

ii)	issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of up to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2013	8,585,250	$2.59
Granted	2,530,000	0.66
Exercised	(350,000)	0.72
Expired	(825,000)	1.50
Forfeited	(1,310,000)	3.78

Balance – August 31, 2014	8,630,250	2.02
Granted	1,695,000	0.26
Expired	(400,250)	2.24
Forfeited	(225,000)	2.51

Balance – February 28, 2015	9,700,000	$1.69

As at February 28, 2015, there were 6,187,500 options vested (August 31, 2014 – 4,990,250) with an average exercise price of $2.10 (August 31, 2014 - $2.63).

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

Avalon Rare Metals Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

8.	Share Capital (continued)

The estimated fair value of options earned during the Period was $584,499 (2014 - $776,663), of which $73,838 (2014 - $68,951) was capitalized to property, plant and equipment, $32,202 (2014 - $7,602) was capitalized as exploration and evaluation assets, $2,502 (2014 - $68) was charged to operations as general exploration expenses with the balance of $475,957 (2014 - $700,042) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the Period and the year ended August 31, 2014 are as follows:

	February 28,	August 31,
	2015	2014

Exercise price	$0.26	$0.66
Closing market price on day preceding date of grant	$0.26	$0.66
Risk-free interest rate	1.09%	1.45%
Expected life (years)	2.7	3.9
Expected volatility	61%	73%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.11	$0.36
Forfeiture rate	18%	15%

The following table summarizes information concerning outstanding and exercisable options as at February 28, 2015:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.62	300,000	300,000	1.2 years
$4.00 - $4.99	700,000	637,500	1.4 years
$3.00 - $3.99	575,000	512,500	1.6 years
$2.00 - $2.99	1,250,000	1,143,750	1.1 years
$1.00 - $1.99	2,050,000	1,350,000	2.5 years
$0.50 - $0.99.	2,780,000	908,750	3.5 years
$0.21 - $0.49	2,045,000	1,335,000	3.9 years

	9,700,000	6,187,500

Avalon Rare Metals Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

8.	Share Capital (continued)

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2013	-	$-
Issued pursuant to equity offerings	554,273	0.61

Balance – August 31, 2014	554,273	0.61
Issued pursuant to equity offerings	527,806	0.27

Balance – February 28, 2015	1,082,079	$0.49	(1)

(1)

554,273 of the compensation warrants outstanding as at August 31, 2014 and throughout the Period are denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ has been reflected in the weighted average exercise price as at February 28, 2015.

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at February 28, 2015, the Company has the following compensation warrants outstanding:

(i)	554,273 compensation warrants with an exercise of US$0.56 per common share, which are exercisable until June 13, 2017; and

(ii)	527,806 compensation warrants with an exercise of $0.27 per common share, which will be exercisable from June 20, 2015 until December 19, 2016.

9.	Write-off of Land Acquisition Option Payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during the year ended August 31, 2014. The Company had entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during the year ended August 31, 2014. This new option expired on December 14, 2014. Payments totaling $212,960 were paid for the new purchase option and this amount has been written off during the Period.

10.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions (other than those disclosed in Note 8(b)(ii) with related parties during each of the three and six month periods ended February 28, 2015 and 2014.

Avalon Rare Metals Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

10.	Related Party Disclosures (continued)

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three and six months ended February 28, 2015 and 2014 are as follows:

	Three Months Ended		Six Months Ended
	February 28,	February 28,	February 28,	February 28,
	2015	2014	2015	2014

Salaries, benefits and directors’ fees	$458,259	$765,185	$1,015,778	$1,408,619
Share based compensation(1)	159,681	317,178	433,481	615,564

	$617,940	$1,082,363	$1,449,259	$2,024,183

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

11.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at February 28, 2015, the Company’s cash and cash equivalents are categorized as Level 1 measurement. The fair value of the Company’s warrants denominated in a currency that is not the functional currency of the Company is based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at February 28, 2015. The Company’s cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Avalon Rare Metals Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

11.	Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at February 28, 2015, the Company has current assets of $5,892,494 and current liabilities of $2,307,946. Working capital of the Company is $5,045,907 (calculated by adding back the deferred flow-through share premium of $385,468 and the liability for warrants denominated in foreign currency of $1,075,891 to the net current assets of $3,584,548).

Repayments due by period as of February 28, 2015:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$846,587	$-	$-	$846,587
Services contract	141,180	-	-	141,180
Operating lease obligations	179,974	415,883	-	595,857

	$1,167,741	$415,883	$-	$1,583,624

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at February 28, 2015, the Company had cash held in bank accounts of US$232,971 and accounts payable of US$13,953 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Avalon Rare Metals Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended February 28, 2015
(unaudited)

11.	Financial Instruments (continued)

Sensitivity analysis

Considering the Company’s budget expenditures for the next three months and six months and its current cash and cash equivalent of $4,955,100, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a three months or six months period.

The Company had cash of US$232,971 and accounts payable of US$13,953 denominated in US currency as at February 28, 2015 and its anticipated on-going expenditures transacted in US dollars for the next three months and six months period are approximately US$60,000 and US$130,000 respectively. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a three months or six months period.

12.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three and six months ended February 28, 2015 and 2014 are as follows:

	Three Months Ended		Six Months Ended
	February 28,	February 28,	February 28,	February 28,
	2015	2014	2015	2014
Share based compensation capitalized as property, plant and equipment (note 8d)	$22,950	$4,949	$73,838	$68,951
Share based compensation capitalized as exploration and evaluation assets (note 8d)	14,246	(3,020)	32,202	7,602
Common shares issued pursuant to the Participation Agreement and capitalized as property, plant and equipment	-	6,371	-	6,371
Depreciation expense capitalized as property, plant and equipment	19,258	-	38,516	-

	$56,454	$8,300	$144,556	$82,924

13.	Events After the Reporting Period

Subsequent to the six months ended February 28, 2015, the Company:

a)	issued 50,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $11,000;

b)

granted an aggregate of 205,000 stock options with a weighted average exercise price of $0.36 per share to certain employees of the Company. The weighted average contract life of these options was 5 years;

c)	issued 514,885 common shares for gross proceeds of $162,882 (US$129,189) and paid cash commissions totaling $4,886 (US$3,878) pursuant to the Sales Agreement;

d)	had 175,000 stock options with a weighted average exercise price of $2.52 per share expired; and

e)	agreed to the terms of the new Special Licence agreement with the Government of Nova Scotia as disclosed in note 5(b).

Avalon Rare Metals Inc.	Page 21